PXG14A6G

United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT:
Community Bankers Trust Corporation

NAME OF PERSONS RELYING ON EXEMPTION:
Driver Management Company LLC

ADDRESS OF PERSON RELYING ON EXEMPTION:
250 Park Avenue, 7th Floor, New York, NY 10177

WRITTEN MATERIALS
: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

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ATTENTION ESXB SHAREHOLDERS

DRIVER MANAGEMENT COMPANY LLC:

BELIEVES
ESXB’S DIRECTORS SHOULD BE ACCOUNTABLE TO SHAREHOLDERS;

HAS REQUESTED
THAT ESXB IMMEDIATELY ADOPT MAJORITY VOTING FOR DIRECTORS;

SUSPECTS
THAT ESXB WILL CONTINUE TO STONEWALL SHAREHOLDERS; and

INTENDS
TO VOTE
WITHHOLD
REGARDING ESXB’S NOMINEES FOR DIRECTOR AT ITS 2020 ANNUAL MEETING OF SHAREHOLDERS

Fellow ESXB Shareholders,

Last fall, we had a number of conversations with Senator John C. Watkins, chairman of the board of directors (the “Board”) of Community Bankers Trust Corporation (“ESXB”) regarding both our view that the best path to increase value for all shareholders was a competitive sale process and our concern that ESXB’s senior management was more focused on making feeble excuses
for not pursing a sale (in order to protect their positions and paychecks) than maximizing shareholder value. Based on those conversations as well as a call with ESXB’s senior management, it became apparent to us that both the Board and ESXB’s senior management were entirely unserious
about taking any steps to unlock shareholder value, despite
hollow
and
disingenuous
claims to the contrary.

Following our public call on January 13, 2020, for ESXB to immediately explore a sale, many of you reached out to us to describe your frustration
with ESXB and the Board. “
Arrogant
” was a description that many of you used and it was clear to us that we had tapped into a deep reservoir of shareholder discontent
.

Given what we perceived as widespread shareholder unrest, on February 4, 2020, we asked the Board to take decisive steps to increase director accountability by adopting majority voting for directors at ESXB’s 2020 annual meeting of shareholders. At that time, we noted that majority voting was a common practice for many of Richmond’s leading corporations, including, Altria, Performance Food Group, CarMax, Dominion Energy, Owens & Minor, Genworth Financial and Markel.

Majority voting for directors is also a fundamental part of the Investor Stewardship Group’s Corporate Governance Principles for US Listed Companies1 and many of ESXB’s shareholders, such as Wellington Management, Alliance Bernstein, State Street Global Advisors and TIAA Investments, are signatories to those principles.2 In addition, support for majority voting for directors is an explicit component of the proxy voting guidelines for many large institutional investors and proxy advisors, including BlackRock,3 Vanguard,4 Dimensional 5 and ISS.6 We agree with Glass Lewis, a leading proxy advisor, that “
a majority vote standard will likely lead to more attentive directors
.”7

 _____________________________
1 http://isgframework.org/corporate-governance-principles/
2 http://isgframework.org/signatories-and-endorsers/

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However, since first calling for ESXB to adopt what “
is fast becoming the de facto standard in corporate board elections
,”8 we have heard nothing from the Board. Based on our experience in requesting the Board to take steps increase shareholder value, we strongly suspect that the Board intends to similarly stonewall shareholders
and their concerns regarding their deficient corporate governance practices.

It is time to send a message to the Board that they can no longer ignore shareholders’ valid concerns, which is why we intend to
WITHOLD OUR VOTE
regarding the Board’s candidates for director at ESXB’s 2020 Annual Meeting of Shareholders and encourage you
to join us and
demand accountability
.

Driver Management Company LLC
J. Abbott R. Cooper
Managing Member

*        *        *

IMPORTANT NOTICE
: This communication is NOT a solicitation of proxies and Driver Management Company LLC (“Driver”) is not seeking authority to vote any proxy in connection with ESXB’s 2020 Annual Meeting of Shareholders. Driver is not asking for your proxy card and will not accept proxy cards if sent.

March 9, 2020

*        *        *

About Driver Management Company

Driver employs a valued-oriented, event-driven investment strategy that focuses exclusively on equities in the U.S. banking sector. The firm’s leadership has decades of experience advising and engaging with bank management teams and boards of directors on strategies for enhancing shareholder value. For information, visit
www.drivermanagementcompany.com
.

Media:
Profile
Greg Marose / Charlotte Kiaie, 347-343-2999
gmarose@profileadvisors.com / ckiaie@profileadvisors.com
________________
3 http://www.blackrock.com/corporate/literature/fact-sheet/blk-responsible-investment-guidelines-us.pdf
(“BlackRock believes that directors should be generally elected by a majority of the shares voted”)
4 http://about.vanguard.com/investment-stewardship/portfolio-company-resources/proxy_voting_guidelines.pdf
 (“a fund will vote for shareholder proposals requiring majority vote for election of directors”)
5 http://eu.dimensional.com/en/about-us/investment-stewardship (“Dimensional supports a majority (rather than plurality) voting standard for uncontested director elections”)
6 http://www.issgovernance.com/file/policy/active/americas/US-Voting-Guidelines.pdf (generally vote for proposal to adopt majority voting in uncontested elections)
7 http://www.glasslewis.com/wp-content/uploads/2016/11/Guidelines_US.pdf
8 http://www.glasslewis.com/wp-content/uploads/2016/11/Guidelines_US.pdf

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